EXHIBIT 99.1

Brookfield Asset Management Announces Results of Conversion of its Series 40 Preferred Shares

BROOKFIELD, NEWS, Sept. 19, 2019 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM) today announced that after having taken into account all election notices received by the September 16, 2019 deadline for the conversion of its Cumulative Class A Preference Shares, Series 40 (the “Series 40 Shares”) (TSX: BAM.PF.F) into Cumulative Class A Preference Shares, Series 41 (the “Series 41 Shares”), there were 116,560 Series 40 Shares tendered for conversion, which is less than the one million shares required to give effect to conversions into Series 41 Shares. Accordingly, there will be no conversion of Series 40 Shares into Series 41 Shares, and holders of Series 40 Shares will retain their Series 40 shares.

Brookfield Asset Management
Brookfield Asset Management Inc. is a leading global alternative asset manager with over US$385 billion in assets under management. The company has more than a 120-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: Claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com